April 19th, 2004

PRESIDENT'S MESSAGE

Last year was marked by increased global demand for commodities, rising prices for base metals, new highs for precious metal prices and a flurry of financing activity in the junior exploration industry. First Point Minerals was very active on the exploration front, continuing to explore for precious metals in Central America in particular. The Company's principal focus was to explore, define and advance its Rio Luna gold project in Nicaragua. The level of gold exploration in Central America has increased significantly over the past year because the region is relatively under-explored, the price of gold is robust and Nicaraguan laws are generally favorable to mining and exploration.

First Point's exploration program at Rio Luna for the first half of 2003 consisted of 65 hand trenches over 8.8 kilometers of strike length along the El Paraiso and El Rodeo vein systems. These indicated that the mineralized intervals were much wider than anticipated, averaging 2.8 meters and locally up to 8 meters true width. First Point was also able to demonstrate that rather than a single vein, the El Paraiso vein system consisted of several veins which strike sub-parallel to or oblique to the central Anillo vein, which First Point traced for over 5.8 kilometers and which remains open along strike. Individual trench results ranged from 4.5 and 21.1 grams/tonne (g/t) gold over two to eight meters. Of the 65 trenches that intercepted a target, 34 trenches returned values greater than 0.5 g/t gold over mineralized widths, the average of which was 2.5 g/t gold over 2.6 meters. First Point identified four key initial areas for drilling plus several additional targets.

Just prior to year end, First Point initiated a 2000 meter, 15 to 20 hole drill program to test the initial targets. To date the drill program has returned very encouraging results. Possible ore grade gold intersections across significant widths were obtained in three out of the 12 holes drilled, with all remaining holes returning anomalous gold values associated with mineralized and altered structures. This is considered very positive for a first-ever drill test at the Rio Luna gold property. To date initial shallow holes have tested only three of the four selected areas, individually measuring 150 to 300 meters long, within an overall strike length of about 1.8 kilometers. Significant results that warrant both step-out and deeper drilling occur in all three target areas. The drilling program is continuing on the fourth area and has been expanded to include deeper drilling in the first two areas at least.

A successful shallow drill program was completed at Cacamuyá, in Honduras, in the first quarter of 2003 which continued to define gold mineralization over an extensive area which warrants a major and deeper drilling program. With both Rio Luna and Cacamuyá showing significant promise, the Company has decided to focus its financial resources on Rio Luna, where the targets are near surface and consequently less expensive to evaluate.

Another highlight for First Point Minerals came when the Company entered into a base metal / precious metal exploration arrangement with Menominee River Exploration Co. LLC, ("MREC") a private company based in Michigan, for the purposes of advancing

First Point's Cedros property in Honduras and MREC's advanced stage Back Forty project in Michigan. The Cedros property contains a zinc-silver deposit and the Back Forty project contains a zinc-gold deposit. The parties have formed a private company known as Aquila Resources Corp., with First Point holding a 22% interest. Initially Aquila's principal focus will be on advancing the Cedros and Back Forty projects, plus exploration for zinc plus precious metal deposits, while First Point will maximize shareholder value by concentrating on precious metal deposits.

First Point Minerals is also continuing its on-going generative exploration program in Central America in association with BHP Billiton.

Finally, during the past year First Point was able to raise approximately $2.1 million through private placements and the exercise of warrants. The Company remains well financed and free of debt.

Our vision is to continue to develop and build First Point Minerals into a world class exploration company. Through our employees and the support of shareholders, we are committed and dedicated to fulfilling this mission.

/s/ "Peter M.D. Bradshaw"
Peter M.D. Bradshaw
President & CEO